UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 3)

Alliqua, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

019621101
(CUSIP Number)

Richard Rosenblum
c/o Harborview Advisors LLC
850 Third Avenue, Suite 1801
New York, NY 10022
(646) 218-1400
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 11, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 019621101

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harborview Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 27,981,999
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,981,999
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,981,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 019621101

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harborview Value Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 8,756,499
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,756,499
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,756,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 019621101

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harborview Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 36,738,498
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,738,498
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,738,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 019621101

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harborview Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,310,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,310,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,310,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 019621101

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard Rosenblum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,766,6671
	8	SHARED VOTING POWER 39,048,4982
	9	SOLE DISPOSITIVE POWER 3,766,6671
	10	SHARED DISPOSITIVE POWER 39,048,4982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,815,1653
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.5%
14	TYPE OF REPORTING PERSON IN

1 Comprised of (i) 100,000 shares of common stock held by Mr. Rosenblum individually and (ii) 3,666,667 shares of common stock issuable to Mr. Rosenblum upon exercise of the vested portion of a stock option.

2 Represents the 39,048,498 shares of common stock held by the entities listed on the pages above.

3 Comprised of (i) 39,048,498 shares of common stock held by the entities listed on the pages above, (ii) 100,000 shares of common stock held by Mr. Rosenblum individually and (iii) 3,666,667 shares of common stock issuable to Mr. Rosenblum upon exercise of the vested portion of a stock option.

CUSIP NO. 019621101

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Stefansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,196,6671
	8	SHARED VOTING POWER 39,048,4982
	9	SOLE DISPOSITIVE POWER 4,196,6671
	10	SHARED DISPOSITIVE POWER 39,048,4982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,245,1653
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.7%
14	TYPE OF REPORTING PERSON IN

1 Comprised of (i) 530,000 shares of common stock held by Mr. Stefansky individually and (ii) 3,666,667 shares of common stock issuable to Mr. Stefansky upon exercise of the vested portion of a stock option.

2 Represents the 39,048,498 shares of common stock held by the entities listed on the pages above.

3 Comprised of (i) 39,048,498 shares of common stock held by the entities listed on the pages above, (ii) 530,000 shares of common stock held by Mr. Stefansky individually and (iii) 3,666,667 shares of common stock issuable to Mr. Stefansky upon exercise of the vested portion of a stock option.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is filed by and on behalf of each reporting person to amend the Schedule 13D related to the Common Stock of the Issuer filed on May 21, 2010, as amended by Amendment No. 1 to Schedule 13D filed on January 11, 2011, as amended by Amendment No. 2 to Schedule 13D filed on March 3, 2011 (the “Schedule 13D”). This Amendment No. 1 is filed to disclose an increase in the percentage of the Common Stock that may be deemed to be beneficially owned by the reporting persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

ITEM 2.  IDENTITY AND BACKGROUND.

Items 2(a) and 2(c) are amended and restated in their entirety as follows:

(a) This statement is being filed jointly by and on behalf of each of Harborview Master Fund, L.P. (“Harborview Master Fund”), Harborview Value Master Fund, L.P. (“Harborview Value Fund”), Harborview Advisors, LLC (“Harborview Advisors”), Harborview Capital Management, LLC (“Harborview Management”), Richard Rosenblum (“Rosenblum”) and David Stefansky (“Stefansky,” and together with Harborview Master Fund, Harborview Value Fund, Harborview Advisors, Harborview Management and Rosenblum, the “Reporting Persons”).

(c) Harborview Master Fund is a limited partnership organized under the laws of the British Virgin Islands and is a private investment partnership.

Harborview Value Fund is a limited partnership organized under the laws of the British Virgin Islands and is a private investment partnership.

Harborview Advisors is a limited liability company organized under the laws of the State of New Jersey and its principal business is to serve as the general partner of Harborview Master Fund and Harborview Value Fund.

Harborview Management is a limited liability company organized under the laws of the State of New York and its principal business is to provide business advisory services.

Rosenblum and Stefansky are the managing members of each of Harborview Advisors and Harborview Management and have voting and investment power with respect to shares of Common Stock held by Harborview Master Fund, Harborview Value Fund, Harborview Advisors and Harborview Management.

The filing of this statement shall not be construed as an admission that any Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Act or otherwise, the beneficial owner of any Common Stock covered by this statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended to add the following:

Unless indicated otherwise, the acquisitions of the Common Stock by the Reporting Persons were open market purchases made with cash on hand.

The table in Item 5(c) is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), (b) and (c) are amended and restated in their entirety as follows:

(a) (b) Harborview Master Fund is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Master Fund Shares”). Harborview Value Fund is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Value Fund Shares”). The Harborview Master Fund Shares and the Harborview Value Fund Shares are also reported as beneficially owned by Harborview Advisors, as the general partner of Harborview Master Fund and Harborview Value Fund, and by Rosenblum and Stefansky, as the managing members of Harborview Advisors. Harborview Management is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Management Shares”).  The Harborview Management Shares are also reported as beneficially owned by Rosenblum and Stefansky, as the managing members of Harborview Management.  By reason of these relationships, each of Harborview Master Fund and Harborview Advisors are reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Master Fund Shares, each of Harborview Value Fund and Harborview Advisors are reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Value Fund Shares, Harborview Management is reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Management Shares, and each of Rosenblum and Stefansky are reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Harborview Master Fund Shares, the Harborview Value Fund Shares and the Harborview Management Shares.  Each of Rosenblum and Stefansky is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto.

All percentages set forth in this statement are based upon 209,073,863 shares of Common Stock outstanding, as reported by the Issuer on November 14, 2011.

(c) Below is a table illustrating the acquisitions of Common Stock by the Reporting Persons since April 6, 2011:

Transaction Date (Month/Day/Year)	Purchaser	Amount of Common Stock Acquired	Price Per Share	Form of Acquisition
04/06/2011	Rosenblum	50,000	$0.16	Open Market Purchase
04/06/2011	Stefansky	50,000	$0.16	Open Market Purchase
04/07/2011	Stefansky	100,000	$0.16	Open Market Purchase
08/19/2011	Rosenblum	50,000	$0.072	Open Market Purchase
08/29/2011	Stefansky	100,000	$0.0805	Open Market Purchase
08/29/2011	Harborview Value Fund	99,000	$0.0805	Open Market Purchase
08/29/2011	Harborview Value Fund	1,000	$0.079	Open Market Purchase
09/28/2011	Harborview Value Fund	15,000	$0.064	Open Market Purchase
09/28/2011	Harborview Value Fund	50,000	$0.067	Open Market Purchase
09/28/2011	Harborview Value Fund	65,000	$0.068	Open Market Purchase

Transaction Date (Month/Day/Year)	Purchaser	Amount of Common Stock Acquired	Price Per Share	Form of Acquisition
09/28/2011	Harborview Value Fund	65,000	$0.069	Open Market Purchase
09/28/2011	Harborview Value Fund	285,000	$0.07	Open Market Purchase
11/21/2011	Harborview Value Fund	5,000	$0.077	Open Market Purchase
11/21/2011	Harborview Value Fund	30,000	$0.078	Open Market Purchase
11/21/2011	Harborview Value Fund	10,000	$0.079	Open Market Purchase
11/21/2011	Harborview Value Fund	135,000	$0.08	Open Market Purchase
11/21/2011	Harborview Management	120,000	$0.08	Open Market Purchase
11/21/2011	Harborview Management	50,000	$0.082	Open Market Purchase
11/21/2011	Harborview Management	10,000	$0.084	Open Market Purchase
11/22/2011	Harborview Value Fund	1,000	$0.0779	Open Market Purchase
11/22/2011	Harborview Value Fund	15,000	$0.08	Open Market Purchase
11/22/2011	Harborview Value Fund	10,000	$0.085	Open Market Purchase
11/22/2011	Harborview Value Fund	22,000	$0.086	Open Market Purchase
11/22/2011	Harborview Value Fund	1,000	$0.0865	Open Market Purchase
11/22/2011	Harborview Value Fund	1,000	$0.087	Open Market Purchase
11/22/2011	Harborview Value Fund	2,000	$0.088	Open Market Purchase
11/22/2011	Harborview Value Fund	2,000	$0.095	Open Market Purchase
11/23/2011	Harborview Management	1,500	$0.0855	Open Market Purchase
11/23/2011	Harborview Management	42,500	$0.09	Open Market Purchase
11/23/2011	Harborview Management	10,500	$0.094	Open Market Purchase
11/23/2011	Harborview Management	1,500	$0.0949	Open Market Purchase

Transaction Date (Month/Day/Year)	Purchaser	Amount of Common Stock Acquired	Price Per Share	Form of Acquisition
11/23/2011	Harborview Management	22,500	$0.095	Open Market Purchase
11/23/2011	Harborview Management	1,500	$0.097	Open Market Purchase
11/28/2011	Harborview Management	50,000	$0.099	Open Market Purchase
11/30/2011	Stefansky	50,000	$0.09	Open Market Purchase
11/30/2011	Stefansky	50,000	$0.093	Open Market Purchase
12/02/2011	Harborview Value Fund	82,100	$0.085	Open Market Purchase
12/02/2011	Harborview Value Fund	21,700	$0.086	Open Market Purchase
12/02/2011	Harborview Value Fund	6,200	$0.087	Open Market Purchase
12/05/2011	Stefansky	80,000	$0.083	Open Market Purchase
12/08/2011	Stefansky	100,000	$0.08	Open Market Purchase
01/11/2012	Harborview Management	2,000,000	None	See Footnote 1.

1. These shares were issued to Harborview Management as consideration under an Executive Office License Agreement, dated November 1, 2010, as amended on January 11, 2012, by and between Harborview Management, the Company and each of the Company’s subsidiaries.  See Item 6 below.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended to add the following:

On January 11, 2012, the Company entered into an amendment (the “Amendment”) to its Executive Office License Agreement with Harborview Management, dated as of November 1, 2010.  Pursuant to the Amendment, the Company issued Harborview Management 2,000,000 shares of the Company’s common stock as consideration for an extension of the Agreement until December 31, 2012.

The foregoing description of the Amendment and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Amendment, dated as of January 11, 2012, to the Executive Office Lease Agreement, dated as of November 1, 2010, by and between the Company and Harborview Capital Management, LLC.

99.2	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.3 to the Schedule 13D relating to the common stock of the issuer filed May 21, 2010 by the reporting persons).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Harborview Master Fund, L.P.

	By:	Harborview Advisors, LLC, its general partner

Date: January 18, 2012	By:	/s/ Richard Rosenblum
Richard Rosenblum
Managing Member

Harborview Value Master Fund, L.P.

By:	Harborview Advisors, LLC, its general partner

By:	/s/ Richard Rosenblum
Richard Rosenblum
Managing Member

Harborview Advisors, LLC

By:	/s/ Richard Rosenblum
Richard Rosenblum
Managing Member

Harborview Capital Management, LLC

By:	/s/ Richard Rosenblum
Richard Rosenblum
Managing Member

Richard Rosenblum

By:	/s/ Richard Rosenblum

David Stefansky

By:	/s/ David Stefansky

EXHIBITS

Exhibit	Description of Exhibit

99.1	Amendment, dated as of January 11, 2012, to the Executive Office Lease Agreement, dated as of November 1, 2010, by and between the Company and Harborview Capital Management, LLC.

99.2	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.3 to the Schedule 13D relating to the common stock of the issuer filed May 21, 2010 by the reporting persons).